UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

                   For the fiscal year ended December 31, 1999


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

                        INDEX TO FINANCIAL STATEMENTS OF
                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


        The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the results of its transactions for each of the years then ended.

                                                                     Page Number



Report of Independent Accountants                                              2

Financial Statements:

     Statements of Net Assets Available for Benefits at End of Year            3

     Statements of Changes in Net Assets Available for Benefits                3

     Notes to Financial Statements                                           4-6

Supplemental Schedules*:

     Schedule of Assets Held for Investment Purposes                           8

Exhibit Index                                                                  9




* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Molycorp, Inc. 401(k) Retirement Savings Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS


The  Administrative  Committee of the Molycorp,  Inc. 401(k) Retirement  Savings
Plan:

     In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







PricewaterhouseCoopers LLP
Los Angeles, California
June 9, 2000

                  Molycorp, Inc. 401(k) Retirement Savings Plan
                 Statements of Net Assets Available for Benefits

                                                                December 31,
                                                            1999            1998
--------------------------------------------------------------------------------
Investments at fair value ......................        $102,367        $ 75,059
                                                        --------        --------
Net assets available for benefits ..............        $102,367        $ 75,059
                                                        ========        ========

                  Molycorp, Inc. 401(k) Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                         Year Ended December 31,
                                                             1999         1998
--------------------------------------------------------------------------------
Additions:
     Additions to net assets attributed to:
         Investment income
            Net appreciation (depreciation) in
                fair value of investments ...............   $  5,955   $ (4,179)
            Interest ....................................      2,949      1,350
            Dividends ...................................        110      1,062
                                                            --------   --------
                 Total investment income (loss) .........      9,014     (1,767)

         Participant contributions ......................     18,294     19,837
                                                            --------   --------

             Total additions ............................     27,308     18,070
                                                            --------   --------

           Net increase .................................     27,308     18,070
                                                            --------   --------
Net assets available for benefits:
           Beginning of year ............................     75,059     56,989
                                                            --------   --------
           End of year ..................................   $102,367   $ 75,059
                                                            ========   ========

                 See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General
-------

        The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "company"), an indirect wholly owned subsidiary of Unocal Corporation. The Plan provides for voluntary contributions by participants. Prior to August 1, 1998, all funds were held by Union Bank of California for the exclusive benefit of Plan participants until distributed after termination of employment. Each individual participant was allowed to choose how funds were invested from among three investment options.

        Effective August 1, 1998, the Plan changed its trustee and administrator from Union Bank of California and William Mercer, respectively, to Putnam Fiduciary Trust Company (the "Trustee"). Each individual participant is allowed to choose how funds are invested from a range of investment fund options made available through Putnam investments and Unocal Corporation common stock. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

     The Plan booklet dated December 1, 1996 replaced the April 1, 1991 booklet and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. The December 1, 1996 booklet can be referenced for other information about the Plan.

Participation
-------------

        Collective bargaining unit employees at the company's Questa and York facilities became eligible to participate in the Plan as of January 1, 1991 if at least six months of service were completed prior to January 1, 1991. Otherwise, participants become eligible to participate in the Plan beginning the first of the calendar quarter that follows the date the participant has completed six months of service.

Contributions
-------------

        Voluntary participant contributions to the Plan are made on a pre-tax basis and cannot exceed 15 percent of a participant's base pay. The pre-tax contributions are also known as 401(k) contributions. Contributions cannot exceed the amount prescribed by law and cannot be calculated on an amount of base pay in excess of the amount allowed by law. The Plan does not allow for employer contributions.

Participant Accounts
--------------------

        Each participant's account is credited with the participant's contributions and increased or decreased by the respective investment earnings or losses of the individual investments as governed by the participant's investment selections.

Vesting
-------

        Participants are always 100 percent vested in participant contributions and in the dividends and interest on those contributions.

Payment of Benefits
-------------------

        On termination of employment or at such time that participants become eligible to receive benefits, participants may elect to receive their account balances or defer their distributions until a later date, but no later than 60 days after the end of the plan year in which the latest of the following occurs: the April 1 after the close of the calendar year in which the participant attains age 70 1/2, or two years after the participant's employment terminates. If a participant continues to work after age 70 1/2, distribution of a portion of the participant's account balance is required by April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2.

Federal Income Tax Status
-------------------------

     The company obtained a ruling, dated December 26, 1996, from the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") of 1986, as amended, and that the Trustee established thereunder is entitled to exemption under the provisions of the Code; therefore, the Plan is not required to pay any federal income taxes. Contributions to and earnings on Plan accounts will not be taxable to participants prior to withdrawal from the Plan.

Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to an additional 10 percent federal penalty tax.

Plan Termination
----------------

        The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or in part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future participants, but may not diminish the account of any participant existing on the effective date of such amendment. The company has no present intent to terminate the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting
-------------------

        The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States. In addition, the following accounting policies are applied:

       a.  Purchases and sales of securities are recorded on a trade-date basis.

       b.  Dividends are recorded on an ex-dividend date basis.

       c.  Interest income is recorded on the accrual basis.

       d.  Benefits are recorded when paid.

     The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair values of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Certain items in prior year financial statements have been reclassified to conform to the 1999 presentation.

Valuation of Investments
------------------------

       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Shares of Unocal common stock are valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 1999 and 1998, respectively. Investments in common trust funds are valued based on information provided by the Plan's investment custodian. The financial statements of the common trust funds are audited annually by independent accountants.

Use of Estimates in Preparation of the Financial Statements
-----------------------------------------------------------

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

NOTE 3 - Investments

    The following investments represented 5 percent or more of the Plan's net assets:

                                                                December 31,
                                                             1999          1998
--------------------------------------------------------------------------------

Putnam Money Market Fund
82,409 and 30,506 shares, respectively .............      $ 82,409      $ 30,506

Putnam Low Volatility Fund
0 and 2,471 shares, respectively ...................          --          31,751

Putnam New Opportunities Fund
115 and 107 shares, respectively ...................        10,595         6,234

Unocal Common Stock
147 and 136 shares, respectively ...................         4,924         3,965

During 1999, the Plan's investments appreciated in value by $5,955 as follows:

          Mutual funds                              $4,519
          Common or collective trust                   872
          Common stock                                 564
                                                    ------
                                                    $5,955
                                                    ======
NOTE 4 - Parties-in-interest

     Certain of the Plan's investments are shares of mutual funds managed by the Trustee, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.

    The  company,   which  also  qualifies  as  a   party-in-interest,   absorbs
substantially all of the administrative expenses of the Plan. Such transactions with the company qualify for a statutory exemption.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN






Date:  June 28, 2000                         By: /s/ Joe D. Cecil
                                                 ----------------------
                                                 Joe D. Cecil
                                                 Plan Committee Member


                  Molycorp, Inc. 401(k) Retirement Savings Plan
         Schedule of Assets Held for Investment Purposes At End of Year
                                As of December 31, 1999


     (a)                      (b)                                      (c)                 (d)              (e)
              Identity of Issuer, Borrower,                 Description of Investment      Cost        Current Value
              Lessor or Similar Party
---------------------------------------------------------------------------------------------------------------------


      *       Unocal Corporation                  Unocal Corporation Common Stock                           $  4,924
                                                  147 shares

     **       Putnam Investments                  Putnam S&P 500 Index Fund                                    3,143
                                                  90 shares

     **       Vanguard Group                      The Vanguard Windsor II Fund                                   413
                                                  17 shares

     **       Putnam Investments                  Putnam International Growth Fund                               883
                                                  30 shares

     **       Putnam Investments                  Putnam Money Market Fund                                    82,409
                                                  82,409 shares

     **       Putnam Investments                  Putnam New Opportunities Mutual Fund                        10,595
                                                  115 shares

                                                                                                        -------------
                                                  Total assets held for investment purpose                  $102,367
                                                                                                        =============

[FN]
* Sponsor and employer and, therfore, a party-in-interest for which a statuory exemption exists.
** Trustee for the Plan and, therefore, a party-in-interest for which a statuory exemption exists. The Vanguard Windsor II Fund is also available through Putnam Investments.

                               UNOCAL CORPORATION

                                  EXHIBIT INDEX





Exhibit 23         Consent of PricewaterhouseCoopers LLP